FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 124,856,341

Date: February 28, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer's activities were limited during the period due to the Chinese New Year holiday. However, a few noteworthy events did take place prior to the break. The Issuer added a cash advance program specifically for product suppliers of JD.com to its increasingly popular retailer and distributor financing program. That program also welcomed distributor Dajinpengli Trading Ltd. and national convenience store chain Bianlifeng during the period. It has become, along with the program designed to finance social media influencers, one of the biggest transaction and new client generators for the Issuer.

The period also saw the Issuer successfully test the process put in place for it to send funds from its subsidiaries in China to its head office in Canada. As the Issuer expects its Chinese operations to be profitable in 2021 and for part of those profits to eventually be repatriated to Canada, the Issuer felt it was important to know for certain that the fund transfer process would work as advertised when called upon.

Finally, in a vote held at a special meeting of the Issuer's shareholders during the period, the Issuer's shareholders voted in favor of changing the Issuer's name to "Tenet Fintech Group Inc." During that same meeting, the Issuer's shareholders also voted in favor of authorizing the Issuer's management to proceed with a consolidation of the Issuer's common shares, if and when the Issuer's management deems that a consolidation would be in the best interest of the Issuer's shareholders.

FORM 7 - MONTHLY PROGRESS REPORT

February 2021

2. Provide a general overview and discussion of the activities of management.

While the operations of the Issuer's subsidiaries in China were muted due to the Chinese New Year holiday, the Issuer's management on the other hand was never busier than during the period. During that time, the Issuer's management competed and submitted an application to have the Issuer's common shares listed on the NASDAQ stock exchange. NASDAQ officials then commented on and asked questions related to the application, to which the Issuer's management provided answers. The application process was move to the 2nd stage of the review process as expected. The Issuer's management maintains the target approval date for the application to be by the end of March 2021.

The NASDAQ file wasn't the only one that commended the Issuer's management's attention during the period. Discussions and negotiations between the Issuer and a potential strategic acquisition target were advanced enough that the Issuer's management mandated an accounting firm to conduct a valuation of the target and be ready to provide a fairness opinion for a potential transaction between the Issuer and the target.

In addition to the potential strategic acquisition, the Issuer's management was involved in two partnership discussions that if realized, could have a significantly impact on how business is conducted on the Issuer's platforms as well as on the Issuer's revenue going forward. The Issuer's management decided to take some time to assess impact of those combined events (acquisition and partnerships) on the Issuer's future revenue, and therefore decided during the period to delay the release of the Issuer's financial forecasts for 2021 and beyond. The Issuer's management expects to make public announcements regarding the events in question during the month of March 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

February 2021

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	3,169,620	Exercise of warrants for a net proceeds of $1,234,905.	Working Capital and investment in subsidiaries

FORM 7 - MONTHLY PROGRESS REPORT

February 2021

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

February 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 5, 2021

Johnson Joseph
Name of Director or Senior
Officer
/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	February 2021	YY/MM/D
2021/03/05
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

February 2021